April 25, 2007

Via Fax and Edgar
Ms. Tabatha Akins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-7010

RE:      Biodel Inc.
            Form S-1 Registration Statement
            File No. 333-140504

Dear Ms. Akins:

     On behalf of Biodel Inc. (the “Company”), set forth herein is the Company’s response to questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during the conversations among the Company, its counsel, counsel to the Company’s group of underwriters, and the Staff, with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on February 7, 2007, as amended by Amendment No. 1 filed on March 27, 2007 (as amended, the “Form S-1”), as supplemented by our letters to you dated April 12, 2007, April 19, 2007 and April 23, 2007.

     All responses provided herein are based solely on information provided by the Company.

     To summarize the conversation of earlier this afternoon, the Company’s understanding is that among the 6 companies in its comparable company group, three are in question, specifically Alkermes, Inc., Amylin Pharmaceuticals and Nektar Therapeutics. The purpose of this letter is to demonstrate the reasonableness of the comparable companies that were selected to include in the Company’s peer company group.

     To reiterate our earlier discussion, SFAS 123R cites four specific factors to consider, which, in order, are:

          1. Line of business.
          2. Stage of development.
          3. Size.
          4. Financial leverage.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
United States Securities and Exchange Commission
April 23, 2007

     In addition, there is a general category of “All other Considerations”. Size is only one of the five criteria and number three on the list. Other important factors that fall into the “All other Considerations” category include:

     1.  A sufficiently active trading market must exist so that the conclusions drawn from the date are valid, and

     2.  The comparison company group must be of sufficient size to produce meaningful data when averaged, such that the outliers do not excessively skew the data.

As noted in our earlier conversations the Company considered the fact that four different investment banks (the quintessential market participants) arrived at very similar conclusions in their construction of comparable company groups.

     Morgan Stanley, the Company’s lead manager, has produced an analysis, a copy of which is attached, that the Company relies upon when it asserts that the inclusion of Alkermes, Inc., Amylin Pharmaceuticals and Nektar Therapeutics are appropriate for inclusion in its comparable company group.

     American Appraisal produced the comparable company group used in the market analysis for determining the appropriate volatility level. This comparable company list was provided to Morgan Stanley for its review. Upon review, Morgan Stanley produced the attached exhibit and concluded that the comparable companies are a fair and appropriate comparable set for the valuation of the Company for purposes of determining the appropriate volatility level. In that analysis, Morgan Stanley followed a very similar methodology as that recommended in Statement 123R. Morgan Stanley considers all aspects of a potential company for inclusion in the peer group, in coming to that decision; not one in isolation. The first and most important criterion is therapeutic area (line of business).

     As shown in the lower right hand quadrant of the exhibit, the median five-year historical volatility level for this peer group is 61%. For these reasons, the Company believes that a 60% volatility level is appropriate for the analysis that we have been discussing.

     Please do not hesitate to contact me with any questions or comments regarding the foregoing response.

Very truly yours,

              /s/ William D. Freedman

     William D. Freedman

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
United States Securities and Exchange Commission
April 23, 2007

cc:   Mr. Jeffrey P. Riedler
        US Securities and Exchange Commission

        Mary K. Fraser, Esq.
        US Securities and Exchange Commission

        Mr. James Rosenberg
        US Securities and Exchange Commission

        Ms. Lisa Vanjoske
        US Securities and Exchange Commission

        Solomon S. Steiner, Ph.D.
        Biodel Inc.

        Stuart R. Nayman, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP

        Michael J. Shef, Esq.
        Troutman Sanders LLP